                           Pursuant to Rule 424(b)(5) Registration No. 33-35315
===============================================================================

     INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued January 4, 1996) (To Prospectus dated October 12, 1995)

                                  $100,000,000
                                                               [LOGO]
                               Harris Corporation
                        % DEBENTURES DUE JANUARY    , 2026

                            ------------------------

                     Interest payable January   and July

                            ------------------------

THE DEBENTURES WILL BE REDEEMABLE IN WHOLE OR IN PART, AT THE OPTION OF THE COMPANY, AT ANY TIME, AT A REDEMPTION PRICE EQUAL TO THE GREATER OF (I) 100%
  OF THEIR PRINCIPAL AMOUNT AND (II) THE SUM OF THE PRESENT VALUES OF THE REMAINING SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON DISCOUNTED
    TO THE DATE OF REDEMPTION ON A SEMI-ANNUAL BASIS (ASSUMING A 360-DAY YEAR CONSISTING OF TWELVE 30-DAY MONTHS) AT THE TREASURY YIELD (AS
      DEFINED HEREIN) PLUS   BASIS POINTS, PLUS IN EACH CASE ACCRUED
       INTEREST TO THE DATE OF REDEMPTION. THE DEBENTURES WILL BE REPRESENTED BY A GLOBAL SECURITY REGISTERED IN THE NAME OF THE
         DEPOSITORY TRUST COMPANY (THE "DEPOSITARY") OR ITS NOMINEE. BENEFICIAL INTERESTS IN THE GLOBAL SECURITY WILL BE SHOWN ON,
          AND TRANSFERS THEREOF WILL BE EFFECTED THROUGH, RECORDS
             MAINTAINED BY THE DEPOSITARY OR ITS PARTICIPANTS.
             EXCEPT AS DESCRIBED HEREIN, DEBENTURES IN DEFINITIVE
              FORM WILL NOT BE ISSUED. SEE "DESCRIPTION OF
              DEBENTURES."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                       PRICE      % AND ACCRUED INTEREST

                            ------------------------

                                                             UNDERWRITING
                                           PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                          PUBLIC(1)         COMMISSIONS(2)      COMPANY(1)(3)
                                       ----------------    ----------------    ----------------
Per Debenture......................           %                   %                   %
Total..............................           $                   $                   $

------------

    (1) Plus accrued interest from January   , 1996.

    (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

    (3) Before deduction of estimated expenses of $150,000 payable by the Company.

                            ------------------------

     The Debentures are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Brown & Wood, counsel for the Underwriters. It is expected that delivery of the
Debentures will be made on or about January   , 1996, through the book-entry
facilities of the Depositary, against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY & CO.                                        SALOMON BROTHERS INC
              Incorporated

January   , 1996

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR DEALER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                            ------------------------
                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                                        PAGE
                                                                                        -----
The Company...........................................................................    S-3
Use of Proceeds.......................................................................    S-6
Capitalization........................................................................    S-7
Selected Financial Data...............................................................    S-8
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................    S-9
Description of Debentures.............................................................   S-13
Underwriting..........................................................................   S-15
Legal Matters.........................................................................   S-16

                                   PROSPECTUS

Available Information.................................................................      2
Incorporation of Certain Documents by Reference.......................................      2
The Company...........................................................................      3
Use of Proceeds.......................................................................      3
Ratio of Earnings to Fixed Charges....................................................      3
Description of Debt Securities........................................................      4
Plan of Distribution..................................................................      9
Legal Matters.........................................................................     10
Experts...............................................................................     10

                            ------------------------

     IN CONNECTION WITH THE OFFERING THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                                  THE COMPANY

     Harris Corporation, along with its subsidiaries (hereinafter called "Harris" or the "Company"), is a worldwide company focused on four core businesses: advanced electronic systems, semiconductors, communications and an office equipment distribution network.

     The Company's four core businesses are carried out through three business sectors and a subsidiary, which correspond to its business segments used for financial reporting purposes: Communications Sector, Semiconductor Sector, Lanier Worldwide, Inc. and Electronic Systems Sector. Harris structures its operations primarily around the markets it serves. Its operating divisions, which are the basic operating units, have been organized on the basis of technology and markets. For the most part, each operating division has its own marketing, engineering, manufacturing and service organizations. The Company's three business sectors and the subsidiary and their principal products are as follows:

     Communications Sector: produces broadcast, radio-communication, and telecommunication products and systems, including transmitters and studio equipment for radio and TV, HF, VHF and UHF radio-communication equipment, microwave radios, digital telephone switches, telephone subscriber-loop equipment, and in-building paging equipment.

     Semiconductor Sector: produces advanced analog, digital and mixed-signal integrated circuits and discrete semiconductors for power, signal processing, data-acquisition, and logic applications for automotive systems, wireless communications, telecommunications line cards, video and imaging systems, industrial equipment, computer peripherals, and military and aerospace systems.

     Lanier Worldwide, Inc.: sells, services, supports and provides supplies for copying systems, facsimile systems and networks, dictation systems, optical-based electronic-image management systems, continuous recording systems and PC-based health care management systems.

     Electronic Systems Sector: engages in advanced research, and develops, designs and produces advanced information processing and communication systems and software for defense applications, air traffic control, avionics, satellite communications, space exploration, public safety, simulation, energy management, law enforcement, electronic systems testing, airports, and newspaper composition.

     Harris was incorporated in Delaware in 1926 as the successor to three companies founded in the 1890's. The executive offices of the Company are located at 1025 W. NASA Boulevard, Melbourne, Florida 32919, and the telephone number is (407) 727-9100.

COMMUNICATIONS

     The Communications Sector of the Company designs, manufactures, and sells products characterized by three principal communication technologies: telecommunications, including microwave products and systems, digital telephone switches, telephone test equipment and auxiliary telecommunication products; broadcast, including radio and television products and transmission systems; and two-way radio, including high-frequency (HF), very high frequency (VHF) and ultra-high frequency (UHF) products, and complete turnkey communication systems.

     The sector is a worldwide supplier of voice and data digital network switches and private-branch exchanges (PBXs) to long-distance carriers, utilities, corporations and government agencies.

     The sector also supplies telecommunication products and systems under the Dracon trademark, including telephone test systems and tools, ISDN terminal adapters and telephone-integrated voice-paging systems for a wide variety of in-plant applications.

     Under the Farinon trademark, the sector is the largest producer of low- and medium-capacity analog and digital microwave systems in North America.

     The sector is the largest supplier of radio and television broadcast transmission equipment and radio-studio equipment in the United States. The sector's products include radio and television transmitters, antennas, and audio, remote-control and video production systems. The sector is also a leading supplier of mobile broadcast units.

     This sector is a leading supplier of two-way HF, VHF and UHF radio equipment and offers a comprehensive line of products and systems for long- and short-distance communications. The sector also designs and installs turnkey communication systems involving a variety of communication technologies, including HF, VHF, microwave, fiber-optics and switching systems with command and control centers. The products are sold to commercial and government customers worldwide.

     Internationally, particularly in the developing and oil-producing nations, the sector designs, sells, installs and services communication systems involving radio and television broadcasting equipment and long- and short-range radios on both a product and a turnkey basis.

     Principal customers for products of the Communications Sector include foreign and domestic government and military agencies, commercial and industrial firms, radio and TV broadcasters, telephone companies, utilities, construction companies and oil producers.

     In general, these products are sold and serviced domestically directly to customers through the sales organizations of the Company's operating divisions and through established distribution channels. Internationally, the sector markets and sells its products and services through established distribution channels. See "--International Business."

SEMICONDUCTOR

     The Semiconductor Sector of the Company produces advanced analog, digital, power and mixed-signal integrated circuits and discrete semiconductors for data-acquisition, signal processing, logic and power applications that demand the highest levels of performance in terms of speed, precision, low power consumption and reliability, often in harsh environments.

     The sector produces discrete-power products, including MOS (metal oxide semiconductors) power devices, transistors, rectifiers, power control circuits and transient suppression products. The sector pioneered development of "intelligent-power" technology which permits the combination of analog, logic and power circuits on the same chip. Such products are widely used in automotive electronic systems, such as automotive ignition systems, anti-lock braking and engine control, and instrument display.

     The sector is a major supplier of devices which address the communications market through the provision of complex functions, including wireless, broadband and data conversion components. In addition, the sector is a leader in mixed-signal telecommunication line card applications, including SLICs (subscriber line interface circuits), CODECs (Coder/Decoder), and cross-point switches used in private-branch-exchange (PBX) systems and of other circuits for cellular communications, high resolution medical imaging, broadcast and interactive cable video and military radar systems.

     The sector is a major supplier of integrated circuits and discrete devices to the military and aerospace markets, with an emphasis on commercial and military space applications. The sector is the leading supplier of radiation-hardened circuits. The sector's custom, semicustom and standard integrated circuits are based on CMOS (complementary metal oxide semiconductor), SOS (silicon-on-sapphire), SOI (silicon-on-insulator), bipolar analog and power analog/digital process technologies.

     The sector is also a leading supplier of custom and semicustom integrated circuits, known as application specific integrated circuits (ASICs). These circuits are designed for high-performance military, space, automotive and industrial applications.

     Principal customers for the products of this sector include video imaging, computer, communication, telephone, industrial, medical and other electronic equipment manufacturers, automobile manufacturers, defense contractors and U.S. government agencies. In general, these products are sold directly to customers through a worldwide sales organization, which includes independent manufacturers' representatives, and to distributors who, in turn, resell to their customers. Internationally, this sector also sells through distributors. See "--International Business."

     The integrated circuit manufacturing technology and integrated circuit industry is characterized by rapid advances in product performance technology. Harris is a party to technology exchange agreements with other companies to develop new and expanded technologies.

LANIER WORLDWIDE

     Lanier Worldwide, Inc. is a wholly-owned subsidiary of Harris which markets, sells, and services office equipment and business communication products on a global basis.

     Lanier Worldwide provides copying, dictation, continuous recording, facsimile systems and multi-functional devices, as new management solutions, facilities management operations and other services through a global network of direct sales and service centers and authorized dealers. Lanier Worldwide also leases certain of these products to customers on a short-term basis.

ELECTRONIC SYSTEMS

     The Electronic Systems Sector of Harris is composed of several operating divisions and is engaged in advanced research, development, design and production of advanced information processing and communication systems and sub-systems for government and commercial organizations in the United States and overseas. Applications of the sector's state-of-the-art technologies include air traffic control, avionics, communications, space exploration, energy management, electronics systems testing, newspaper composition and information management systems.

     The Electronic Systems Sector is a major supplier of advanced-technology and electronic systems to the United States Department of Defense, Federal Aviation Administration, National Aeronautics and Space Administration, Federal Bureau of Investigation and other federal and local government agencies, aircraft manufacturers, airports, electric utilities, newspapers and publishing houses.

     The sector is the leading supplier of air-traffic control communication systems. The sector is also a major supplier of custom aircraft and spaceborne communication and information processing systems, a leading supplier of terrestrial and satellite communication systems and a preeminent supplier of super-high-frequency military satellite ground terminals for the Department of Defense.

     The sector is a major supplier of custom ground-based systems and software designed to collect, store, retrieve, process, analyze, display and distribute information for government, defense and law enforcement applications, including meteorological data processing systems and range management information systems. The sector also provides computer controlled electronic maintenance, logistic, simulation and test systems for military aircraft, ships and ground vehicles.

     The sector is a worldwide supplier of energy management and distribution automation systems for electric utilities and information-processing systems for newspapers and publishing houses.

     Most of the sales of this sector are made directly or indirectly to the United States government under contracts or subcontracts containing standard government clauses providing for redetermination of profits, if applicable, and for termination for the convenience of the government or for default of the contractor. These sales consist of a variety of contracts and programs with various governmental agencies, with no single program accounting for 10 percent or more of total Harris sales.

INTERNATIONAL BUSINESS

     In fiscal 1995, sales of products exported from the United States or manufactured abroad were $1,016 million or 29.5 percent of the corporate total, compared with $982 million or 29.4 percent of the corporate total in fiscal 1994 and $877 million (28.3 percent) in fiscal 1993. Exports from the United States, principally to Europe and Asia, totalled $525 million or 51.6 percent of the international sales in fiscal 1995, $388 million or 39.5 percent of the international sales in fiscal 1994 and $295 million or 33.7 percent in fiscal 1993 of the international sales.

     Foreign operations represented 14.3 percent of consolidated net sales and
22.7 percent of consolidated total assets as of June 30, 1995. Electronic products and systems are produced principally in the United States and international electronic revenues are derived primarily from exports. Semiconductor assembly facilities are located in Malaysia and Ireland and electronic products assembly facilities are located in Canada and England.

     International marketing activities are conducted through subsidiaries which operate in Canada, Europe, Central and South America, Asia and Australia.

     Harris utilizes indirect sales channels, including dealers, distributors and sales representatives, in the marketing and sale of some lines of equipment, both domestically and internationally. These independent representatives may buy for resale, or, in some cases, solicit orders from commercial or governmental customers for direct sales by Harris. Prices to the ultimate customer in many instances may be recommended or established by the independent representatives and may be on a basis which is above or below the Company's list prices. Such independent representatives generally receives a discount from the Company's list prices and may mark-up such prices in setting the final sales prices paid by the customer. During the fiscal year, orders came from a large number of foreign countries, no one of which accounted for as much as five percent of total orders.

     Certain of Harris' exports are paid for by letters of credit, with the balance either on open account or installment note basis. Advance payments, progress payments or other similar payments received prior to or upon shipment often cover most of the related costs incurred. Performance guarantees are generally required on significant foreign government contracts.

     The particular economic, social and political conditions for business conducted outside the United States differ from those encountered by domestic business. Management believes that the composite business risk for the international business as a whole is somewhat greater than that faced by its domestic operations as a whole. International business may subject the Company to, among other things: the laws and regulations of foreign governments relating to investments, operations, currency exchange controls, revaluations, taxes, and fluctuations of currencies; uncertainties as to local laws and enforcement of contract and intellectual property rights; occasional requirements for onerous contract clauses; and, in certain areas, the risk of war, rapid changes in governments and economic and political policies, the threat of international boycotts and United States anti-boycott legislation. Nevertheless, in the opinion of management, these risks are offset by the diversification of the international business and the protection provided by letters of credit and advance payments.

     Except for inconsequential matters involving road and utility rights-of-way, Harris has never been subjected to threat of government expropriation, either within the United States or abroad.

RECENT DEVELOPMENTS

     On December 28, 1995, Moody's Investors Service announced that it had upgraded the senior unsecured debt rating of the Company to A3 from Baa1. Further, on December 18, 1995, Standard & Poor's Corporation revised its outlook for the Company to "positive" from "stable" and stated that continued financial performance near recently achieved levels and consistent operating performance could lead to a ratings upgrade over the next one to two years. Standard & Poor's reaffirmed the Company's corporate credit rating of BBB+. These ratings reflect only the views of Moody's and Standard & Poor's, respectively, and are not a recommendation to buy, sell or hold the Debentures. There is no assurance that such ratings shall be retained for any given period of time or that they shall not be revised downward or withdrawn entirely by Moody's or Standard & Poor's if, in their respective judgment, circumstances so warrant. There is no assurance that the "positive credit watch" issued by Standard & Poor's shall not be revised downward or withdrawn entirely by Standard & Poor's if, in its judgment, circumstances so warrant.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Debentures to repay at maturity the Company's 8.99% Senior Note due March 1, 1996, issued in 1991, which has an aggregate principal amount of $100,000,000.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company and its subsidiaries as of September 30, 1995, and as adjusted to reflect (i) the issuance of the Debentures and the application of the estimated proceeds (without reduction for the underwriting discount and estimated offering expenses) and (ii) the issuance of $62,500,000 aggregate principal amount of Medium-Term Notes subsequent to September 30, 1995 and the application of the proceeds thereof:

                                                                         SEPTEMBER 30, 1995
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                      (UNAUDITED, IN MILLIONS)
Current portion of long-term debt...................................  $  131.9      $     1.9
                                                                       =======     ===========
Long-term debt......................................................  $  476.0      $   638.5
Shareholders' Equity
  Common stock......................................................      39.2           39.2
  Other capital.....................................................     263.0          263.0
  Retained earnings.................................................     988.2          988.2
  Net unrealized gain on securities available-for-sale (net of
     taxes).........................................................      11.7           11.7
  Unearned compensation.............................................      (9.7)          (9.7)
  Cumulative translation adjustments................................     (11.4)         (11.4)
                                                                      --------     -----------
     Total Shareholders' Equity.....................................   1,281.0        1,281.0
       Total Capitalization.........................................  $1,757.0      $ 1,919.5
                                                                       =======     ===========

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data relating to the Company. The historical financial data relating to each of the years in the five-year period ended June 30, 1995 are derived from the audited consolidated financial statements of the Company and its subsidiaries. The historical financial data for each of the three-month periods ended September 30, 1995 and 1994 are derived from unaudited consolidated financial statements of the Company. In the opinion of Company management, such unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the three months ended September 30, 1995 and 1994 are not necessarily indicative of the results to be achieved for the full year. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and the consolidated financial statements and notes thereto of the Company incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                               THREE MONTHS ENDED
                                  SEPTEMBER 30
                                   (UNAUDITED)                        YEAR ENDED JUNE 30
                               -------------------   ----------------------------------------------------
                                 1995       1994       1995       1994       1993       1992       1991
                               --------   --------   --------   --------   --------   --------   --------
Net sales....................  $  816.7   $  807.3   $3,444.1   $3,336.1   $3,099.1   $3,004.0   $3,040.1
Income from continuing
  operations before
  extraordinary item and
  cumulative effect of change
  in accounting principle....      33.5       28.8      154.5      121.9      111.1       87.5       19.5
Discontinued operations......        --         --         --         --         --       (9.3)        --
Extraordinary loss from early
  retirement of debt.........        --         --         --         --         --       (3.0)        --
Cumulative effect of change
  in accounting principle....        --         --         --      (10.1)        --         --         --
Net income...................      33.5       28.8      154.5      111.8      111.1       75.2       19.5
Per share data:
  Income from continuing
     operations before
     extraordinary item and
     cumulative effect of
     change in accounting
     principle...............       .86        .73       3.95       3.07       2.82       2.24        .50
  Discontinued operations....        --         --         --         --         --       (.24)        --
  Extraordinary loss.........        --         --         --         --         --       (.08)        --
  Cumulative effect of
     accounting change.......        --         --         --       (.25)        --         --         --
  Net income.................       .86        .73       3.95       2.82       2.82       1.92        .50
  Cash dividends.............       .34        .31       1.24       1.12       1.04       1.04       1.04
Net working capital..........     746.3      880.0      755.4      893.6      792.5      768.9      643.0
Total assets.................   2,831.2    2,606.2    2,836.0    2,677.1    2,542.0    2,483.8    2,485.8
Long-term debt...............     476.0      662.2      475.9      661.7      612.0      612.5      563.3
Total shareholders' equity...   1,281.0    1,172.4    1,248.8    1,188.0    1,141.3    1,068.5    1,028.4
Ratio of earnings to fixed
  charges(1).................      3.64       3.33       3.88       3.56       3.17       2.47       1.11

---------------

(1) For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the sum of income from continuing operations before income taxes for the Company and its subsidiaries plus fixed charges, minus interest capitalized, plus amortization of interest capitalized. Fixed charges represent interest expenses of the Company and its subsidiaries (including interest capitalized) plus one-third (the proportion deemed representative of the interest factor) of rents.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The information set forth below consists of the management's discussion and analysis contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 and the Company's Annual Report on Form 10-K for the year ended June 30, 1995. Such information is presented in this Prospectus Supplement for convenience of reference and has not been updated in any material respect since the date of each respective document. The management's discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto of the Company incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

THREE MONTHS ENDED SEPTEMBER 30, 1995

Results of Operations

     Net sales and net income for the first quarter were higher than the same period last year by one percent and 16 percent, respectively.

     Segment net sales, operating profit, and net income were as follows:

                                                           THREE MONTHS ENDED
                                                     -------------------------------
                                                     SEPTEMBER 30,     SEPTEMBER 30,     PERCENT
                                                         1995              1994          CHANGE
                                                     -------------     -------------     -------
                                                          (DOLLARS IN MILLIONS)
NET SALES
Communications.....................................     $ 180.6           $ 159.6           13%
Semiconductor......................................       172.6             155.7           11%
Lanier Worldwide...................................       249.8             228.6            9%
Electronic Systems.................................       213.7             263.4          -19%
                                                     -------------     -------------
       Total.......................................     $ 816.7           $ 807.3            1%
                                                     =============     =============
OPERATING PROFIT
Communications.....................................     $  15.8           $  12.1           31%
Semiconductor......................................        19.1              12.5           53%
Lanier Worldwide...................................        21.4              18.5           16%
Electronic Systems.................................        20.4              25.8          -21%
Corporate Expense..................................        -9.8              -9.8            0%
Interest Expense...................................       -15.3             -14.8            3%
                                                     -------------     -------------
       Total.......................................     $  51.6           $  44.3           16%
                                                     =============     =============
NET INCOME
Communications.....................................     $   7.6           $   5.5           38%
Semiconductor......................................         9.4               5.2           81%
Lanier Worldwide...................................         8.9               7.1           25%
Electronic Systems.................................         7.6              11.0          -31%
                                                     -------------     -------------
       Total.......................................     $  33.5           $  28.8           16%
                                                     =============     =============

     Increases in the Communications segment sales and earnings were led by the segment's microwave, broadcast and telephone test equipment businesses. An increase in the segment's gross margin was partially offset by increases in research and development and marketing expenses.

     Semiconductor segment earnings continue to benefit from increased sales of power control products, continuing improvements in operating margins and patent royalty income. Increased research and development expenses partially offset the increase in the gross margin.

     Strong sales in both domestic and international markets resulted in increased sales in the Lanier Worldwide segment. Earnings benefited from increased sales and lower income taxes.

     The decreases in sales and earnings in the Electronic Systems segment were caused by unexpected delays in several government awards, the performance of the energy management systems business and a one-time write-off on a development program whose production follow-on now appears unlikely. Cost of sales and operating expense ratios were relatively level with respective ratios for last year's first quarter.

     Cost of sales as a percentage of net sales decreased to 66.7 percent versus
69.6 percent in last year's first quarter. Cost of sales ratios were down in the Semiconductor and Communications segments.

     Engineering, selling and administrative expenses as a percentage of net sales increased from 24.3 percent last year to 25.9 percent in this year's first quarter. Higher research and development and marketing expenditures in the Semiconductor and Communications segments caused the higher operating expense ratio.

     Interest expense in the first quarter increased from the prior year due to higher interest rates. The increase in "other net" resulted from higher provisions for doubtful accounts and foreign currency losses.

     The provision for income taxes as a percentage of pretax income was 35.0 percent in both periods. The statutory federal tax rates for both periods was
35.0 percent.

     Income as a percentage of sales was 4.1 percent in the first quarter, compared to 3.6 percent in the same period last year for the previously stated reasons.

Financial Condition

     Working capital decreased slightly from $755.4 million to $746.3 million at the end of the first quarter due to a reduction in cash and trade receivables. In September 1995, the Company announced plans to invest $250 million in its power semiconductor business. The Company anticipates that the requirement for funds to finance this investment and other operational requirements during fiscal 1996 will be met by cash flow from operations and unused borrowing capacity.

YEAR ENDED JUNE 30, 1995

Results of Operations

     Net sales and net income in fiscal 1995 were higher than fiscal 1994 by 3 percent and 16 percent, respectively. Income for 1994 included a $17.8 million charge ($11.5 million after income taxes) for the Company's write-off of securities received from a prior year sale of a discontinued business.

     Segment net sales, operating profit, and net income were as follows:

                                                                    YEAR ENDED
                                                               ---------------------
                                                               JUNE 30,     JUNE 30,     PERCENT
                                                                 1995         1994       CHANGE
                                                               --------     --------     -------
                                                                   (IN MILLIONS)
NET SALES
Communications...............................................  $ 724.8      $ 628.2         15%
Semiconductor................................................    658.7        635.3          4%
Lanier Worldwide.............................................  1,024.8        943.7          9%
Electronic Systems...........................................  1,035.8      1,128.9         -8%
                                                               --------     --------
       Total.................................................  $3,444.1     $3,336.1         3%
                                                               =======      =======
OPERATING PROFIT
Communications...............................................  $  68.5      $  57.6         19%
Semiconductor................................................     83.0         70.2         18%
Lanier Worldwide.............................................    105.7         89.8         18%
Electronic Systems...........................................     95.5        101.3         -6%
Corporate Expense............................................    -49.7        -67.1        -26%
Interest Expense.............................................    -65.4        -58.3         12%
                                                               --------     --------
       Total.................................................  $ 237.6      $ 193.5         23%
                                                               =======      =======
NET INCOME(1)
Communications...............................................  $  31.9      $  26.9         19%
Semiconductor................................................     42.2         30.7         37%
Lanier Worldwide.............................................     45.1         35.6         27%
Electronic Systems...........................................     35.3         40.2        -12%
                                                               --------     --------
       Total.................................................  $ 154.5      $ 133.4         16%
                                                               =======      =======

---------------

(1) Fiscal 1994 results include a $17.8 million ($11.5 million after income taxes or 29 cents per share) charge for the write-off of securities received from a prior-year sale of a discontinued business. This charge has not been allocated.



     Communications segment sales and net income increased significantly. The increases resulted from growth in the segment's radio communications, broadcast equipment, and telecommunication systems businesses. Domestic sales were up sharply for the year and international sales were maintained despite economic disruptions in certain major markets such as Mexico.

     Semiconductor segment sales increased moderately despite a significant decline in defense business. Strong sales of high-margin commercial products more than offset the decline in military shipments. The segment reported a significant increase in net income for the year as earnings benefited from increased sales of core commercial products, continuing improvements in operating margins, and increased patent royalty income. These increases were partially offset by reduced gains from the ongoing sales of investment securities.

     Strong sales in both domestic and international markets resulted in increased sales in the Lanier Worldwide segment. Segment earnings benefited from the increased profitability of Lanier's European and other international operations.

     Electronic Systems segment sales and net income were decreased due to the adverse impact of lower sales to the U.S. Government and delays in shipments of a new energy management system. Prior year results included a computer systems business which was spun off to shareholders in the first quarter of fiscal 1995. Excluding the computer systems business from fiscal 1994 results, sales and net income decreased 3 and 9 percent, respectively.

     Cost of sales, rentals, and services as a percentage of sales decreased to
67.6 percent from 68.2 percent in the prior year. Continuing margin improvement in the Semiconductor and Communications segments was offset in part by a higher cost ratio in the Electronic Systems segment. Engineering, selling, and administrative expenses as a percentage of sales were 24.3 percent in fiscal 1995, compared to 24.9 percent in the prior year. Electronic Systems segment operating expenses were sharply lower due to cost reduction efforts begun in the second quarter of fiscal 1995. Company-sponsored research and development expenditures were 4.9 percent more than the previous year's expenditures.

     Interest income and interest expenses were higher in fiscal 1995 due to higher interest rates. "Other-net" expense is higher in fiscal 1995 because 1994 included a $15.6 million gain from the sale of a facility.

     The provision for income taxes in fiscal 1995 was 35.0 percent of income before income taxes compared to 37.0 percent in fiscal 1994. The lower rate in fiscal 1995 resulted from increased tax benefits associated with foreign income.

Financial Condition

     CASH AND MARKETABLE SECURITIES -- At June 30, 1995, cash and cash equivalents totaled $119 million, a decrease from $139 million at June 30, 1994. Marketable securities were $22 million at June 30, 1995.

     RECEIVABLES, UNBILLED COSTS AND INVENTORIES -- Notes and accounts receivable amounted to $824 million at June 30, 1995, compared to $798 million a year earlier. Unbilled costs and inventories increased $37 million over the prior year to $870 million. The increase in these accounts is proportionate to the increase in revenues.

     CAPITAL EXPENDITURES -- Expenditures for land, buildings, and equipment totaled $140 million in 1995 up from $117 million in the prior year. In addition, during fiscal 1995, $65 million was invested in equipment for rental to customers, up from $51 million invested in the prior year. Substantially all of this investment in rental equipment is related to Lanier Worldwide products.

     BORROWING ARRANGEMENTS -- The Company has available $500 million under revolving credit agreements until May 1, 2000. Under these segments $160 million was outstanding at June 30, 1995. In addition, the Company has available $143 million in open bank credit lines, of which $106 million was available at June 30, 1995.

     CAPITALIZATION -- At June 30, 1995, debt totaled $646 million, representing
34.1 percent of total capitalization (defined as the sum of total debt plus shareholders' equity). A year earlier, debt of $683 million was 36.5 percent of total capitalization. Year-end long-term debt included $150 million of 10 3/8 percent debentures due 2018, $300 million of notes payable to banks, and $26 million of other long-term debt.

     In 1995, the Company issued 484,937 shares of the Common Stock to employees under the terms of the Company's stock purchase, option and incentive plans.

     The Company expects to maintain operating ratios, fixed-charge coverages, and balance-sheet ratios sufficient for retention of its present debt ratings.

     RETIREMENT PLANS -- Retirement benefits for substantially all of the Company's employees are provided primarily through a retirement plan having profit-sharing and savings elements. The Company also has non-contributory defined benefit pension plans. All obligations under the Company's retirement plans have been fully funded by the Company's contributions, the provision for which totaled $71 million during the 1995 fiscal year. The Company provides limited health-care benefits to retirees who have 10 or more years of service. In 1994, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". The implementation of this accounting standard resulted in a one-time after-tax charge of $10.1 million. The ongoing impact of this accounting standard is not expected to have a material effect in future years.

     IMPACT OF FOREIGN EXCHANGE -- Approximately 80 percent of the Company's international business is transacted in local currency environments. The impact of translating the assets and liabilities of these operations to U.S. dollars is included as a component of Shareholders' Equity. At June 30, 1995 the cumulative translation adjustment reduced Shareholders' Equity by $10 million compared to a reduction of $22 million at June 30, 1994.

     The Company utilizes exchange rate agreements with customers and suppliers and foreign currency hedging instruments to minimize the currency risks of international transactions. Gains and losses resulting from currency rate fluctuations did not have a material effect on the Company's results in 1995, 1994 or 1993.

     IMPACT OF INFLATION -- To the extent feasible, the Company has consistently followed the practice of adjusting its prices to reflect the impact of inflation on wages and salaries for employees and the cost of purchased materials and services.

                         DESCRIPTION OF THE DEBENTURES

     The Debentures, which are a series of Debt Securities described in the accompanying Prospectus, will be limited to $100,000,000 aggregate principal
amount and will mature on January   , 2026. The following description of the
particular terms of the Debentures supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Debentures and of the Indenture between the Company and National City Bank, dated as of October 1, 1990 (the "Indenture"), under which the Debentures are to be issued. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the accompanying Prospectus or in the Indenture referred to therein.

INTEREST

     Except as otherwise provided in the Indenture, the Debentures will bear
interest from January   , 1996 at the annual rate set forth on the cover page of
this Prospectus Supplement, payable semi-annually on January   and July   of
each year, beginning July   , 1996, to the persons in whose names the Debentures
are registered at the close of business on the immediately preceding
and           , respectively.

OPTIONAL REDEMPTION

     The Debentures will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of
twelve 30-day months) at the Treasury Yield plus      basis points, plus in each
case accrued interest to the date of redemption.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures. "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release

(or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or
(ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, if the Company receives Reference Treasury Dealer Quotations from four different Reference Treasury Dealers, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated and Salomon Brothers Inc and their respective successors; provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer. In addition, the Company and the Trustee may, at their option, designate two additional Primary Treasury Dealers for purposes of obtaining Reference Treasury Dealer Quotations.

     Holders of Debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

TRUSTEE

     The Trustee for the Debentures is National City Bank, Cleveland, Ohio.

BOOK-ENTRY SYSTEM

     The Debentures initially will be represented by one or more global securities (the "Global Securities") deposited with The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Except as set forth below, the Debentures will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. The term "Depositary" refers to DTC or any successor depositary.

     DTC has advised the Company and Morgan Stanley & Co. Incorporated and Salomon Brothers Inc (the "Underwriters") as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participating organizations ("DTC Participants") and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of certificates. DTC Participants include securities brokers and dealers (including the Underwriters), brokers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly ("Indirect DTC Participants").

     Unless and until the Global Securities are exchanged in whole or in part for individual certificates evidencing the Debentures represented thereby, such Global Securities may not be transferred except as a whole by the Depositary for such Global Securities to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor Depositary.

     Neither the Company, the Trustee, any paying agent nor the registrar for the Debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Debentures represented by such Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Settlement for the Debentures will be made by the Underwriters in immediately available or same-day funds. Secondary trading on long term-debt securities of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore be required by the Depositary to settle in same-day funds. No assurance can be given as to the effect, if any, of settlement in same-day funds on trading activity in the Debentures.

OPTIONAL REPURCHASE; RESTRICTIONS ON CERTAIN TYPES OF DEBT

     The Company may purchase Debentures at any price in the open market or otherwise. Debentures so purchased by the Company may, at the discretion of the Company, be held or resold or surrendered to the Trustee for cancellation.

     The provisions of the Indenture described in the Prospectus under "Description of Debt Securities -- Certain Restrictions -- Limitations on Liens" and "-- Limitations on Sales and Leasebacks" restrict the ability of the Company to incur debt secured by Principal Properties or shares of stock or indebtedness of Restricted Subsidiaries and to engage in sale and leaseback transactions involving Principal Properties. As described in the Prospectus under "Description of Debt Securities -- Certain Restrictions -- Certain Definitions", a Principal Property is defined in the Indenture as any manufacturing plant located within the United States, except for any plant that, in the opinion of the Board of Directors of the Company, is not of material importance to the business conducted by the Company and its subsidiaries taken as a whole, and a "Restricted Subsidiary" is a subsidiary that owns or leases a Principal Property.

     These covenants give the Board of Directors of the Company some discretion to exclude from the term "Principal Property" properties that are not of material importance to the Company and its subsidiaries taken as a whole, but the Board has no ability to waive the applicability of these covenants. However, because these covenants do not restrict the ability of the Company to incur unsecured debt, such covenants would not necessarily either impede a change in control of the Company or afford holders of the Debentures protection in the event of a highly leveraged or other transaction involving the Company that might adversely affect holders of the Debentures.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters has severally agreed to purchase, the respective principal amount of Debentures set forth below.

                                                                             PRINCIPAL
                                                                             AMOUNT OF
                                     NAME                                    DEBENTURES
                                     ----                                   ------------
     Morgan Stanley & Co. Incorporated....................................  $
     Salomon Brothers Inc.................................................
                                                                            ------------
               Total......................................................  $
                                                                             ===========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Debentures are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all the Debentures if any are taken.

     The Underwriters initially propose to offer the Debentures directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not
in excess of   % of the principal amount of the Debentures. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of   % of the
principal amount of the Debentures to
certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

     The Company does not intend to apply for listing of the Debentures on a national securities exchange. The Underwriters presently intend to make a market in the Debentures in the secondary trading market. However, the Underwriters are not obligated to make a market in the Debentures and any such market making may be discontinued at any time at the sole discretion of the Underwriters. No assurance can be given as to the liquidity of, or the trading markets for, the Debentures.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters have from time to time performed various investment banking services for the Company and its subsidiaries, for which compensation has been received.

                                 LEGAL MATTERS

     The validity of the Debentures will be passed upon for the Company by Crowell & Moring, Washington, D.C. Certain legal matters relating to the Debentures will be passed upon for the Underwriters by Brown & Wood, New York, New York. Certain matters will be passed upon for the Company by Richard L. Ballantyne, Vice President and General Counsel of the Company.

PROSPECTUS

                                  $162,500,000
                                                           [LOGO]
                               Harris Corporation
                                DEBT SECURITIES

                               ------------------

     Harris Corporation ("Harris" or the "Company") may offer and issue from time to time up to $162,500,000 aggregate principal amount of its Debt Securities in one or more series. The Company will offer Debt Securities to the public on terms to be determined by market conditions.

     The accompanying Prospectus Supplement or the applicable Pricing Supplement sets forth the specific designation, aggregate principal amount, purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), listing (if any) on a securities exchange, and any other specific terms of the Debt Securities, and the name of and compensation to each dealer, underwriter or agent (if any) involved in the sale of Debt Securities.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

     The Debt Securities may be offered directly, through dealers, through underwriters or through agents designated from time to time, as set forth in the Prospectus Supplement. Net proceeds to the Company will be the purchase price in the case of a purchaser or dealer, the public offering price less discount in the case of an underwriter, or the purchase price less commission in the case of an agent -- in each case, less other expenses attributable to issuance and distribution. See "Plan of Distribution" for indemnification arrangements for dealers, underwriters and agents.

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement and applicable Pricing Supplement.

October 12, 1995

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, THE PROSPECTUS SUPPLEMENT OR ANY PRICING SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT ATTACHED HERETO (TOGETHER "THIS SUPPLEMENTED PROSPECTUS") OR ANY PRICING SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS SUPPLEMENTED PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO BUY DEBT SECURITIES IN ANY JURISDICTION TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                             AVAILABLE INFORMATION

     Harris is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning Harris can be inspected and copied at Room 1024 of the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices in New York (7 World Trade Center, New York, New York 10048) and Chicago (500 West Madison Street, Chicago, Illinois 60661). Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington. D.C. 20549, at prescribed rates. Reports, proxy material and other information concerning Harris also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. This Prospectus does not contain all information set forth in the Registration Statement, of which this Prospectus is a part, and Exhibits thereto which Harris has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.

                               ------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended June 30, 1995, which was filed by Harris (Commission File No. 1-3863) with the Commission under the Exchange Act, is incorporated in this Prospectus by reference.

     All documents filed by Harris pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Harris will provide without charge to any person receiving a copy of this Prospectus, including any beneficial owner, upon oral or written request, a copy of any and all of the documents incorporated by reference herein, except for the exhibits to such documents which are not specifically incorporated by reference into such documents. Requests should be directed to Richard L. Ballantyne, Secretary, Harris Corporation, 1025 W. NASA Boulevard, Melbourne, Florida 32919
(407) 727-9100.

                                  THE COMPANY

     Harris, along with its subsidiaries, is a worldwide company focused on four major core businesses: advanced electronic systems, semiconductors, communications and an office equipment distribution network. The executive offices of the Company are located at 1025 W. NASA Boulevard, Melbourne, Florida 32919, and the telephone number is (407) 727-9100.

     The Company's operations are carried out through three operating sectors and a subsidiary, which correspond to its business segments used for financial reporting purposes: Electronic Systems, Semiconductor, Communications and Lanier Worldwide, Inc. Harris structures its operations primarily around the markets it serves. Its operating divisions, which are the basic operating units, have been organized on the basis of technology and markets. For the most part, each operating division has its own marketing, engineering, manufacturing and service organizations.

     The Electronic Systems sector of Harris is engaged in advanced research, development, design and production of high technology systems for government agencies and commercial organizations in the United States and overseas. Applications of the sector's state-of-the-art technologies include avionics and space systems, support equipment, C(3)I (Command, Control, Communication and Intelligence), energy management, newspaper composition, real-time and high-performance computing and design automation.

     The Semiconductor sector of the Company produces standard, semicustom and custom integrated circuits and discrete devices based on complementary metal oxide semiconductor (CMOS), bipolar, dielectric isolation, gallium arsenide
(GaAs) and radiation hardening technologies. These products are focused on signal processing and control segments of the worldwide semiconductor market that demand the highest levels of performance in terms of speed, precision, low-power consumption and reliability in harsh environments.

     The Communications sector of the Company produces a comprehensive line of communications equipment and systems, including microwave, lightwave, two-way radio, broadcast radio and television systems, digital telephone switches, satellite systems, auxiliary telecommunication products and turnkey communication systems.

     Lanier Worldwide, Inc., is a wholly-owned subsidiary of Harris which markets, sells and services office equipment and business communication products on a global basis. Lanier Worldwide is among the industry's largest (measured by sales) independent distributors of copying systems, facsimile units, laser printers and presentation and document systems. Through its Voice Products Division, Lanier Worldwide is a market leader in dictation equipment ranging from pocket-size units to large-capacity analog and digital systems. Lanier Worldwide is also a leading supplier of business telephone systems, private branch exchanges and continuous-recording systems for monitoring and logging two-way voice communications.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement or the applicable Pricing Supplement, the net proceeds from the sale of the Debt Securities offered hereby will be used for general corporate purposes, including the repayment of existing indebtedness and additions to working capital. Such indebtedness may include notes issued under the Indenture (as defined herein) in November 1990 in an aggregate principal amount of $30,000,000, bearing interest rates from 9.50% to 9.70% and maturing from October 30, 1995 to November 30, 1995. The Company may raise additional funds from time to time through equity or debt financings.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated.

                                                 FISCAL YEAR ENDED JUNE 30
                           ----------------------------------------------------------------------
                              1991           1992           1993           1994           1995
                           ----------     ----------     ----------     ----------     ----------
                              1.11           2.47           3.17           3.56           3.88

     For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the sum of income from continuing operations before income taxes for the Company and its subsidiaries plus fixed charges, minus interest capitalized, plus amortization of interest capitalized. Fixed charges represent interest expense of the Company and its subsidiaries (including interest capitalized) plus one-third (the proportion deemed representative of the interest factor) of rents.

                         DESCRIPTION OF DEBT SECURITIES

     The statements under this caption relating to the Debt Securities and the Indenture are summaries and do not purport to be complete. Such summaries use terms defined in, and are qualified in their entirety by reference to, the Debt Securities and the Indenture and the cited provisions thereof. All references to "Section" or "Article" in this "Description of Debt Securities" are to the applicable Section or Article of the Indenture. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Debt Securities will be issued under an Indenture dated as of October 1, 1990 (the "Indenture") between the Company and National City Bank (the "Trustee"). The Indenture authorizes the issuance by the Company from time to time of Debt Securities in one or more series. The Indenture does not limit the amount of Debt Securities which may be issued thereunder, and provides that the specific terms of any series of Debt Securities shall be set forth in, or determined pursuant to, an authorizing resolution of the Board of Directors of the Company or in a supplemental indenture relating to such series. The Debt Securities will be unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated obligations of the Company. The Debt Securities will be a new issue of securities with no established trading market. No assurance can be given as to the liquidity of the trading market for the Debt Securities.

     Reference is made to the Prospectus Supplement or applicable Pricing Supplement for the following terms of the Debt Securities ("Offered Debt Securities") in respect of which this Prospectus is being delivered (to the extent such terms are applicable to such Debt Securities): (i) designation, aggregate principal amount and purchase price; (ii) date of maturity; (iii) interest rate or rates (or method by which such rate or rates will be determined), if any; (iv) the dates on which any such interest will be payable;
(v) the place or places where the principal of and interest, if any, on the Offered Debt Securities will be payable; (vi) any redemption or sinking fund provisions; (vii) whether the Offered Debt Securities are to be issued in the form of one or more global securities and, if so and different from the depositary identified below, the identity of a depositary for such global securities; and (viii) any other specific terms of the Offered Debt Securities.

     The Prospectus Supplement or Pricing Supplement relating to each series of Debt Securities will indicate either that Debt Securities of such series cannot be redeemed prior to maturity or that such Debt Securities will be redeemable at the option of the Company, at the option of the holder or both, on or after a specified date or dates prior to maturity on terms set forth therein. Except as set forth in the applicable Prospectus Supplement or Pricing Supplement, the Debt Securities will not be subject to any sinking fund.

     The Company may purchase Debt Securities at any price in the open market or otherwise. Debt Securities so purchased by the Company may, at the discretion of the Company, be held or resold or surrendered to the Trustee for cancellation or in satisfaction of any redemption requirements.

     Debt Securities will bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate will be sold at a substantial discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes are described in the relevant Prospectus Supplement.

     Debt Securities will be issued only in fully registered form and will be represented either by Debt Securities issued in definitive form or by one or more Global Securities registered in the name of a depositary or its nominee (see "Global Securities" below). In the case of Debt Securities issued in definitive form, the applicable Prospectus Supplement or Pricing Supplement will specify the manner of payment of principal and interest thereon and the place or places where the Debt Securities may be presented for exchange or transfer.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in the form of one or more fully registered global securities (each a "Global Security") that will be deposited with The Depository Trust Company (the "Depositary"), or with a nominee for the Depositary. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or to another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor.

     The Depositary has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for persons that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

     Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities, or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to beneficial interests of beneficial owners). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary or its nominee is the registered owner of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Principal, premium, if any, and interest payments on Debt Securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee, any paying agent or any security registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in "street names," and will be the responsibility of such participants.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities of any series then represented by one or more Global Securities in definitive form in exchange for such Global Security or Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing such Debt Securities may, on terms acceptable to the Company and the Depositary for such Global Security, receive such Debt Securities in definitive form. In any such instance, an owner of a beneficial interest in such a Global Security will be entitled to have Debt Securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Debt Securities so issued in definitive form will, except as set forth in the applicable Prospectus Supplement, be issued in denominations of $100,000 and any integral multiple of $1,000 in excess thereof and will be issued in registered form only, without coupons.

CERTAIN RESTRICTIONS

     The restrictions summarized below apply to the Offered Debt Securities unless the Prospectus Supplement provides otherwise. Certain terms used in the following description of such restrictions are defined under "Certain Definitions" below. The following description does not purport to be complete and is qualified in its entirety by reference to the Indenture.

  Limitations on Liens

     The Indenture provides that the Company and its Restricted Subsidiaries will not create, incur, assume or suffer to exist any mortgage, pledge or other lien or encumbrance of or upon any Principal Property or any shares of capital stock or indebtedness of any Restricted Subsidiary, whether now owned or hereafter acquired, if after giving effect thereto (but not to certain permitted liens) the aggregate principal amount of indebtedness secured by mortgages, pledges, liens or other encumbrances would be in excess of 5% of the Company's Consolidated Net Worth (as defined in the Indenture) unless the Debt Securities then outstanding will be secured by such mortgage, pledge, lien or encumbrance equally and ratably with (or prior to) any and all obligations, indebtedness or claims secured by such mortgage, pledge, lien or encumbrance; except that the Company and its Restricted Subsidiaries may incur certain liens and encumbrances described in the Indenture without so securing the Debt Securities. Among such permitted liens are (i) purchase money mortgages, including conditional sales and other title retention agreements; (ii) liens securing certain construction and improvement loans; (iii) liens in connection with government contracts; (iv) liens securing indebtedness of a Restricted Subsidiary outstanding at the time it became a Subsidiary; and (v) certain liens in favor of an instrumentality of the United States or any State or any political subdivision thereof to secure indebtedness incurred to finance the acquisition, construction or improvement of the property subject to the lien. (Section 5.11)

  Limitations on Sales and Leasebacks

     The Indenture provides that the Company and its Restricted Subsidiaries will not sell or transfer any Principal Property with the intention of entering into a lease of such facility for a term of more than three years, unless the Attributable Debt in respect of all such sales and leasebacks involving Principal Properties shall not exceed 5% of Consolidated Net Worth, or unless the net proceeds of such sale are applied to the redemption of Debt Securities or the reduction of other Funded Debt in an aggregate principal amount (or, in the case of an Original Issue Discount Security, such portion of the principal as would have been payable if such Securities had been accelerated to such date) equal to such net proceeds, or unless the Company applies such net proceeds to the purchase of properties, facilities or equipment to be used for operating purposes. (Section 5.10)

  Consolidation, Merger or Sale of Assets

     The Company covenants in the Indenture that it will not consolidate or merge with or into any other corporation, or sell or transfer all or substantially all of its property and assets to any other corporation, (i) unless the surviving or successor corporation assumes the obligations of the Company under the Indenture and is not in default thereunder immediately after the consummation of the transaction or (ii) if, upon such consolidation, merger, sale or transfer becoming effective, any of the property or assets of the Company would become or be subject to any mortgage or other lien (an "additional lien"), other than liens existing thereon prior thereto and liens permitted by
Section 5.11 (see "Limitations on Liens" above), unless, prior to such consolidation, merger, sale or transfer, the Debt Securities are directly secured by a lien ranking prior to such additional lien on all of the property and assets of the Company that would become subject to such additional lien or the Debt Securities outstanding immediately after such consolidation, merger, sale or transfer shall be equally and ratably secured with (or prior to) any and all obligations, indebtedness and claims secured by such additional lien. (Section 12.01)

     In the event of a sale or transfer of substantially all of the assets of the Company and the assumption of the Company's obligations under the Indenture by the purchaser, the Company will be discharged from all obligations under the Indenture and the Debt Securities. (Section 12.02)

  Certain Definitions

     The term "Attributable Debt" with respect to any sale and leaseback transaction means, at the time of the determination, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). "Net rental payments" as used in the preceding sentence means the sum of the rental and other payments required to be paid in such period by the lessee under any lease, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. (Section 1.01)

     The term " Original Issue Discount Security" means any Debt Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to
Section 7.01 of the Indenture. (Section 1.01)

     The term "Principal Property" means any manufacturing plant located within the United States of America (other than its territories or possessions) and owned or leased by the Company or any Subsidiary, except any such plant that, in the opinion of the Board of Directors, is not of material importance to the business conducted by the Company and its Subsidiaries, taken as a whole. (Section 1.01)

     The term "Restricted Subsidiary" means any Subsidiary that owns or leases a Principal Property. As noted above, the definition of Principal Property does not include foreign facilities. "Subsidiary" means any corporation of which the Company, or the Company and one or more Subsidiaries, directly or indirectly own at the time (i) more than 50% of the outstanding capital stock having under ordinary circumstances (not dependent upon the happening of a contingency) voting power in the election of members of the board of directors, managers or trustees of said corporation, and (ii) securities having at such time voting power to elect at least a majority of the members of the board of directors, managers or trustees of said corporation. (Section 1.01)

EVENTS OF DEFAULT

     As used in the Indenture, the term "Event of Default" with respect to any series of Debt Securities includes (i) the failure of the Company to pay interest on such Debt Securities that continues for a period of 30 days after such payment is due, or to make any principal or premium payment when due; (ii) the failure of the Company to comply with any other agreements contained in the Indenture or such Debt Securities for 90 days after notice of such failure;
(iii) certain events of bankruptcy, insolvency or reorganization of the Company; and (iv) an event of default as defined in any mortgage, indenture or instrument under which is issued, or securing or evidencing, indebtedness of the Company (other than the Debt Securities of such series) that results in such indebtedness becoming or being declared due and payable prior to maturity, if such acceleration is not rescinded within 10 days after notice to the Company from the Trustee (or to the Company and the Trustee from the holders of not less than 25% of the then outstanding Securities of all series) under the Indenture. The Indenture provides that the Trustee may withhold notice to the holders of any series of Debt Securities of any default (except a default in payment of principal of, premium, if any, or interest on any Debt Security) if the Trustee determines it is in the best interest of the holders of such Debt Securities to do so. (Section 7.01 and Section 7.07)

     The Indenture provides that, (i) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on, any series of Debt Securities issued under the Indenture, or due to the default in the performance or breach of any other covenant or warranty of the Company applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities issued under the Indenture, shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of each affected series (voting as a single class) issued under the Indenture and then outstanding may then declare the principal (or, in the case of Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof) of all Debt Securities of each such affected series and interest accrued thereon to be due and payable immediately and (ii) if an Event of Default due to a default in the performance of any other of the covenants or agreements in the Indenture applicable to all outstanding Debt Securities issued thereunder and then outstanding, due to certain events of bankruptcy, insolvency and reorganization of the Company, or due to defaults under and acceleration of other indebtedness under circumstances described in the Indenture, shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all Debt Securities then outstanding under the Indenture (treated as a single class) may declare the principal (or, in the case of Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof) of all such Debt Securities and interest accrued thereon to be due and payable immediately; provided that upon certain conditions such declarations may be annulled, and past defaults may be waived (except a continuing default in payment of principal of or premium, if any, or interest on such Debt Securities), by the holders of a majority in principal amount of the Debt Securities of such series (or of all series, in the case of defaults described in clause (ii)) then outstanding. (Section 7.01 and Section 7.06)

     The Trustee may refuse to enforce the Indenture or the Debt Securities unless it first receives satisfactory security or indemnity. Subject to certain limitations specified in the Indenture, the holders of a majority in principal amount of the Debt Securities of an affected series then outstanding will have the right to direct the time, methods and place of conducting any proceeding for any remedy available to the Trustee. (Section 8.02 and Section 7.06)

SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture provides that the Company will be discharged from obligations in respect of the Indenture and the outstanding Debt Securities of a series upon deposit in trust with the Trustee of money or U.S. Government Obligations sufficient for payment of all principal and interest on the Debt Securities of such series, when due; provided, however, that, in the event of such deposit, certain of the Company's obligations under the Indenture, including the obligation to pay the principal of and interest on the Debt Securities of such series, shall continue until all of such Debt Securities of such series issued under the Indenture are no longer outstanding. Such a deposit in trust may occur only if, among other things, the Company has received an opinion of counsel stating that holders of Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred. (Article Four)

MODIFICATION

     Under the Indenture, subject to certain exceptions, the rights and obligations of the Company and the rights of the holders of a series of Debt Securities may be modified by the Company and the Trustee only with the consent of the holders of at least 66 2/3% in aggregate principal amount of Debt Securities of such series then outstanding. However, no extension of the maturity of any Debt Securities, or reduction in the interest rate, principal amount, or premium, if any, payable upon redemption, or extension of the time of payment of interest, or reduction in the amount of principal due and payable upon an acceleration of maturity upon an Event of Default or the amount thereof provable in bankruptcy, or impairment or effect upon the right of any holder of the Debt Securities to institute suit for the payment thereof or, if the securities provide therefor, any right of repayment at the option of the holder of the Debt Securities, or reduction of the percentage of any series of Debt Securities required for modification, will be effective without the consent of the holder of each Debt Security so affected. (Section 11.02)

REPORTS TO TRUSTEE

     The Company covenants in the Indenture that it will provide Trustee with an officers' certificate stating that the activities of the Company during the preceding fiscal year have been reviewed and that, to the best of the knowledge of such officers, the Company is not in default in the performance, observance or fulfillment of the terms, provisions and conditions of the Indenture and that no default exists or, if a default exists, specifying all such defaults of which such officers may have knowledge. (Section 5.13)

REGARDING THE TRUSTEE

     The Trustee, National City Bank, is one of a number of banks with which the Company maintains ordinary banking relationships and credit facilities.

                              PLAN OF DISTRIBUTION

     The Company may sell Offered Debt Securities to one or more underwriters for public offering and sale by them or may sell the Offered Debt Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Debt Securities will be named in the applicable Prospectus Supplement. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to offer and sell the Offered Debt Securities upon the terms and conditions as are set forth in the Prospectus Supplement. The Company has reserved the right to sell Offered Debt Securities directly to investors on its own behalf in those jurisdictions where it is authorized to do so.

     Underwriters may offer and sell the Offered Debt Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Offered Debt Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Debt Securities for whom they may act as agent. Underwriters may sell the Offered Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, are set forth in the applicable Prospectus Supplement or Pricing Supplement. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     The validity of the Offered Debt Securities will be passed upon for the Company by Crowell & Moring, Washington, D.C. Certain legal matters relating to the Offered Debt Securities will be passed upon for the underwriters by Brown & Wood, New York, New York. Certain matters will be passed upon for the Company by Richard L. Ballantyne, Vice President and General Counsel of the Company.

                                    EXPERTS

     The consolidated financial statements of Harris Corporation and subsidiaries appearing in the Company's Annual Report (Form 10-K) for the year ended June 30, 1995, have been audited by Ernst & Young, independent certified public accountants, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.